

goldcorp inc.

PRESS RELEASE

GOLDCORP DECLARES THIRD MONTHLY DIVIDEND PAYMENT FOR 2004

(All dollar amounts in United States dollars (US$))

Toronto, February 18, 2004 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its third regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Wednesday, March 10, 2004 will be entitled to receive payment of this dividend on Tuesday, March 30, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED**. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of **GG** and **G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Corporate Office:

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com